EXHIBIT 21.1

RASER TECHNOLOGIES, INC.

LIST OF SUBSIDIARIES AND
JURISDICTIONS OF INCORPORATION OR ORGANIZATION

SUBSIDIARY	JURISDICTION OF INCORPORATION/ORGANIZATION
Raser Technologies Operating Company, Inc.	Utah
Raser Power Systems, LLC	Delaware
Intermountain Renewable Power, LLC	Delaware
Thermo No. 1 BE-01, LLC	Delaware
Lightning Dock Geothermal HI-01, LLC	Delaware

Raser Technologies, Inc. also maintains 17 additional subsidiaries that are not considered to be significant.